[Chapman and Cutler LLP Letterhead]

July 31, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 22, 2024 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relates to Innovator Equity Defined Protection ETF – 2 Yr to October 2027; Innovator Equity Defined Protection ETF – 2 Yr to April 2027; Innovator Equity Defined Protection ETF – 2 Yr to January 2027; Innovator Equity Defined Protection ETF – 2 Yr to October 2026; Innovator Equity Defined Protection ETF – 1 Yr September (formerly Innovator Equity Defined Protection ETF – 1 Yr April); Innovator Equity Defined Protection ETF – 1 Yr August (formerly Innovator Equity Defined Protection ETF – 1 Yr January); Innovator Equity Defined Protection ETF – 1 Yr October; and Innovator Equity Defined Protection ETF – 6 Mo Apr/Oct (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement.

Comment 1 – Portfolio Manager Information

The staff of the Commission (the “Staff”) notes comment 10 in the prior comment letter filed on or about July 18, 2024, (the “Prior Comment Letter”) also asked the Funds to revise the disclosure with respect to Yin Bhuyan’s work experience to comply with the requirements of Item 10(a)(2) of Form N-1A. The disclosure should specify each portfolio manager’s work experience over the past 5 years and for what firm. Please revise the biographical information in accordance with the requirements of Form N-1A.

Response to Comment 1

In light with recent personnel changes at the sub-adviser of the Funds, Milliman Financial Risk Management LLC, Yin Bhuyan will no longer serve as a portfolio manager of the Funds, and Jordan Rosenfeld will replace her. The Funds acknowledge the requirements of Item 10(a)(2) of Form N-1A, and the biographical information for Jordan Rosenfeld will appear as below in the next post-effective amendment to each Fund’s Registration Statement:

Jordan B. Rosenfeld – Senior Director and Portfolio Manager at Milliman.  Mr. Rosenfeld joined Milliman in 2018 as a trader and in 2021 was promoted to ETF Portfolio Manager. Mr. Rosenfeld is responsible for implementing derivatives strategies in exchange-traded funds, mutual funds, and unit investment trusts.  He has more than nine years of experience in capital markets with a focus on derivatives portfolio management and multi-asset strategy.  Prior to joining the firm, Mr. Rosenfeld was a global macro portfolio manager at Gelber Group.

Comment 2 – Principal Risks

The Staff notes comment 12 in the Prior Comment Letter was to add concentration disclosure in the Item 4 disclosure and attendant risks. The Staff notes the Funds added concentration disclosure to the information technology risk factor, instead of creating a separate concentration risk. Please explain to the staff why this is appropriate or revise to create a separate concentration risk.

Response to Comment 2

The Funds have revised the Principal Risks section to include a “Concentration Risk” as shown below:

Concentration Risk. Through its usage of FLEX Options, the Fund will concentrate in the securities of a particular industry or group of industries to the same extent as the U.S. Equity Index. To the extent the Fund has significant exposure in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren